Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDGAR

August 7, 2024

Attention:

Beverly Singleton

Jean Yu

Patrick Fullem

Evan Ewing

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scage Future (CIK No. 000200366)
Response to the Staff’s Comments on
Amendment No. 2 to Draft Registration Statement on Form F-4 Confidentially Submitted on June 20, 2024

Ladies and Gentlemen,

On behalf of our client, Scage Future, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 2, 2024 on the Company’s Draft Registration Statement on Form F-4 confidentially submitted to the Commission on June 20, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-4 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission. To facilitate your review, we have separately emailed you a courtesy copy of the Registration Statement, marked to show changes to Draft Registration Statement, and the submitted exhibits.

The Company has included in this Registration Statement (i) its audited consolidated financial statements as of and for the fiscal years ended June 30, 2023 and 2022, and (ii) its unaudited consolidated financial statements as of December 31, 2023 and for each of the six-month periods ended December 31, 2023 and 2022. The Company respectfully advises the Commission that it is submitting a representation letter filed as Exhibit 99.9 to the Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F to comply with the 15-month requirement instead of the 12-month requirement for its financial statements.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 ● 桑西尼 ● 古奇 ● 罗沙迪律师事务所

austin     beijing     boston     BOULDER     brussels     hong kong     london     los angeles     new york     palo alto
SALT LAKE CITY     san diego     san francisco     seattle     shanghai     washington, dc     wilmington, de

Amendment No. 2 to Draft Registration Statement on Form F-4 submitted June 20, 2024

The PRC government has significant authority to exert influence on the China operations..., page 49

1.	We note the changes you made to your disclosure appearing in the risk factor section relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was submitted on March 8, 2024 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in amaterial change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We do not believe that your revised disclosure conveys the same risk. Please restore your disclosure in this risk factor to the disclosure as it existed in the registration statement as of March 8, 2024.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Registration Statement.

Certain Unaudited Projected Financial Information, page 105

2.	We note your response to comment 3. Revise to clearly describe the basis for projected revenue growth, quantifying where applicable, along with the factors or contingencies that would affect such growth ultimately materializing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 108-112 of the Registration Statement.

Compensation of Directors and Executive Officers, page 223

3.	Please update your compensation disclosure for the fiscal year ended June 30, 2024.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 225 of the Registration Statement.

***

If you have any questions regarding the Registration Statement, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, or Mr. K. Ronnie Li by telephone at 86-10-6529-8312 or via e-mail at keli@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Chao Gao, Chairman, Scage Future

Calvin Kung, Chief Executive Officer, Finnovate Acquisition Corp.

K. Ronnie Li, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jessica Yuan, Esq., Ellenoff Grossman & Schole LLP

Erin Liu, Engagement Partner, Marcum Asia CPAs LLP

Nico Thomas, Partner, Marcum LLP

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